Oxford Glycosciences PLC
26 November 2002

                   European Commission approval for ZavescaTM

           European launch of type 1 Gaucher treatment in spring 2003



Oxford, UK, and Allschwil, Switzerland, 26 November 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) and Actelion Ltd (SWX: ATLN) today announced that the European Commission has granted Marketing Authorisation for Zavesca (INN: miglustat), the first oral treatment for patients with mild to moderate type 1 Gaucher disease for whom Enzyme Replacement Therapy (ERT) is unsuitable. (Full prescribing information in the English language is available at www.ogs.com)


This approval follows the positive recommendation made by the Committee for Proprietary Medicinal Products of the European Agency for the Evaluation of Medicinal Products in July 2002.



Under the terms of their worldwide licence agreement for Zavesca (see today's separate release), OGS will transfer the Marketing Authorisation to Actelion Ltd, the Swiss biopharmaceutical company. Following this transfer, Actelion will market the drug throughout the European Union, with launch of Zavesca expected to occur in spring 2003.



The European Commission has granted marketing authorisation under exceptional circumstances for Zavesca, requesting that follow-up safety data derived from a post-marketing surveillance programme and additional clinical information is provided to the authorities on a regular basis. Actelion has adapted its unique data capture and reporting system to satisfy this regulatory commitment.



Commenting on Zavesca's approval, Tim Cox, Professor of Medicine at the University of Cambridge and Vice President for the European Working Group on Gaucher Disease, said, "Type 1 Gaucher is a debilitating disease and not all patients are suitable for the one currently available therapy, ERT. The availability of this first oral treatment is very welcome."



David Ebsworth, Ph. D., Chief Executive Officer of OGS, added, "We are delighted to receive Marketing Authorisation for our first drug; this is a major achievement for the Company. With this approval, OGS has succeeded in taking a drug candidate through the development and regulatory processes, to marketing approval."



Christian Chavy, President of Actelion Europe, said, "Zavesca is an important additional treatment option for Gaucher disease. We believe that our specialised regulatory, marketing and pharmacovigilance network established for our first product TracleerTM will ensure that Zavesca reaches treating physicians and their patients throughout Europe."

Notes to Editors

About Gaucher disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher disease with Zavesca

Zavesca is an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed ' substrate reduction'.

Zavesca regulatory background

European Commission approval of the centralised application for Zavesca results in a single marketing authorisation with unified labelling valid in all 15 European Union-Member States.

OGS submitted its marketing authorisation application to the EMEA in July 2001. Zavesca has been granted orphan medicinal product status in Europe, allowing for a ten-year marketing exclusivity period following approval. A copy of the approved English label for Zavesca can be found at www.ogs.com.

Oxford GlycoSciences

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycolipid storage disorders. Its first product, Zavesca, has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.)
Zavesca is also undergoing further clinical investigations in other glycosphingolipid (GSL) storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

Actelion Ltd

Actelion Ltd is a biopharmaceutical company, with its corporate headquarter in Allschwil/Basel, Switzerland. Actelion's first drug Tracleer, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union as well as Canada and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium - the single layer of cells separating every blood vessel from the blood stream. Actelion focuses on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange (ticker symbol: ATLN).

For further information please contact:

Actelion Ltd, Gewerbestrasse 16, CH-4123 Allschwil
Media/Investor Contact               Roland Haefeli            +41 61 487 34 58
http:// www.actelion.com
                                                  +1 650 624-6936

Oxford GlycoSciences Plc
Chief Executive Officer              David Ebsworth, Ph.D.  +44 (0) 1235 208000
Chief Medical Officer                Chris Moyses, M.D.
http://www.ogs.com

Financial Dynamics
UK Media and Investors
                                     Melanie Toyne-Sewell    44 (0) 20 7831 3113
                                     Francetta Carr

US Media and Investors
                                     Leslie Wolf-Creutzfeldt   +1 212 850 5626
                                     Deborah Ardern Jones


This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN: miglustat) is based and uncertainties related to the regulatory process.